SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2007

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

January 9th 2007

DECEMBER 2006 TRAFFIC

Passenger activity

•	3.3% increase in traffic with load factor maintained at the high level of 79.4%
•	Further increase in unit revenue

Passenger activity

In December, Air France-KLM continued to post strong activity levels with traffic rising 3.3%, broadly in line with the rise in capacity of 3.8%. The load factor remained at the high level of 79.4% (-0.4 points). The Group carried over 5.7 million passengers, up 3.0%.

As in previous months, the Group posted a further rise in yield in December thanks to a rise in all segments.

•	On the Americas, traffic progressed by 2.1% on 3.0% higher capacity. The load factor remained at the very high level of 84.5% (-0.8 points).

•	The Asian activity remained very dynamic with both traffic and capacity up 8.4%; the load factor thus remained stable at 82.7%.

•	On the Africa & Middle-East network, traffic remained buoyant with a rise of 4.7%, while capacity was up 3.6%. The load factor improved by 0.8 points to 81.5%.

•	On the Carribbean & Indian Ocean network, traffic was down 4.5% with capacity down by 2.1%. The load factor declined by 2.1 points but remained at the very high level of 82.3%.

•	The European network saw a rise in traffic of 3.8% while capacity increased by 4.2%. The load factor was virtually stable at 66.4% (-0.2 points).

Cargo activity

In December 2006, the cargo load factor progressed by 0.4 points to 70.7%, with a reduction in capacity of 2.2% exceeding the 1.7% reduction in traffic.

Site internet : www.airfranceklm-finance.com

Contact investisseurs : Dominique Barbarin – +33 (0)1 41 56 88 60 – dobarbarin@airfrance.fr

Contact analystes : Fabrice Andriveau – +33 (0)1 41 56 72 59 – faandriveau@airfrance.fr

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STATISTICS

Passenger activity (in millions)

	December			Cumulative
Total Group	2006	2005	%	2006-07	2005-06%
Passengers carried (000s)	5,739	5,574	3.0%	56,499	53,778	5.1%
Revenue pax-kilometers (RPK)	16,105	15,597	3.3%	151,861	143,653	5.7%
Available seat-kilometers (ASK)	20,287	19,540	3.8%	185,566	176,763	5.0%
Load factor (%)	79.4%	79.8%	(0.4)	81.8%	81.3%	0.6

Europe (including France)
Passengers carried (000s)	3,916	3,804	3.0%	39,674	37,807	4.9%
Revenue pax-kilometers (RPK)	2,992	2,883	3.8%	31,385	29,450	6.6%
Available seat-kilometers (ASK)	4,508	4,328	4.2%	43,185	41,011	5.3%
Load factor (%)	66.4%	66.6%	(0.2)	72.7%	71.8%	0.9

America (North and South)
Passengers carried (000s)	670	662	1.2%	6,816	6,553	4.0%
Revenue pax-kilometers (RPK)	5,047	4,943	2.1%	50,054	48,011	4.3%
Available seat-kilometers (ASK)	5,974	5,798	3.0%	57,206	55,151	3.7%
Load factor (%)	84.5%	85.2%	(0.8)	87.5%	87.1%	0.4

Asia / Pacific
Passengers carried (000s)	427	386	10.4%	3,902	3,473	12.4%
Revenue pax-kilometers (RPK)	3,633	3,350	8.4%	33,736	30,425	10.9%
Available seat-kilometers (ASK)	4,392	4,050	8.4%	38,837	35,651	8.9%
Load factor (%)	82.7%	82.7%	0	86.9%	85.3%	1.5

Africa / Middle East
Passengers carried (000s)	447	431	3.7%	3,885	3,665	6.0%
Revenue pax-kilometers (RPK)	2,396	2,289	4.7%	20,554	19,068	7.8%
Available seat-kilometers (ASK)	2,939	2,836	3.6%	26,401	24,463	7.9%
Load factor (%)	81.5%	80.7%	0.8	77.9%	77.9%	0

Caribbean / Indian Ocean
Passengers carried (000s)	279	291	(4.2%)	2,221	2,279	(2.5%)
Revenue pax-kilometers (RPK)	2,037	2,133	(4.5%)	16,132	16,699	(3.4%)
Available seat-kilometers (ASK)	2,474	2,528	(2.1%)	19,937	20,488	(2.7%)
Load factor (%)	82.3%	84.4%	(2.1)	80.9%	81.5%	(0.6)

Cargo activity (in millions)

	December			Cumulative
Total Group	2006	2005	%	2006-07	2005-06%
Revenue tonne-km (RTK)	968	985	(1.7%)	8,358	8,175	2.2%
Available tonne-km (ATK)	1,369	1,399	(2.2%)	12,572	12,406	1.3%
Load factor (%)	70.7%	70.4%	0.4	66.5%	65.9%	0.6

Europe (including France)
Revenue tonne-km (RTK)	8	7	7.4%	64	65	(1.7%)
Available tonne-km (ATK)	44	42	2.5%	426	419	1.6%
Load factor (%)	18.7%	17.9%	0.9	15.0%	15.5%	(0.5)

America (North & South)
Revenue tonne-km (RTK)	323	342	(5.6%)	2 ,798	2,775	0.8%
Available tonne-km (ATK)	443	477	(7.1%)	4,137	4,274	(3.2%)
Load factor (%)	72.9%	71.8%	1.1	67.6%	64.9%	2.7

Asia / Pacific
Revenue tonne-km (RTK)	476	483	(1.3%)	4,203	4,176	0.6%
Available tonne-km (ATK)	627	639	(1.8%)	5,894	5,678	3.8%
Load factor (%)	75.9%	75.6%	0.4	71.3%	73.5%	(2.2)

Africa / Middle East
Revenue tonne-km (RTK)	97	92	6.4%	843	738	14.3%
Available tonne-km (ATK)	158	144	10.2%	1,365	1,245	9.7%
Load factor (%)	61.6%	63.8%	(2.2)	61.7%	59.3%	2.5

Caribbean / Indian Ocean
Revenue tonne-km (RTK)	64	61	4.4%	451	421	7.0%
Available tonne-km (ATK)	97	98	(1.0%)	751	791	(5.0%)
Load factor (%)	65.4%	62.0%	3.4	60.0%	53.3%	6.8

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Forward-looking statements

The information herein contains forward-looking statements about Air France-KLM and its business. These forward looking statements which include but are not limited to statements concerning the financial condition, results of operations and business of Air France KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors many of which are outside of Air France-KLM’s control and are difficult to predict that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; increases in aircraft fuel prices; and other economic. Business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France-KLM’s Securities and Exchange Commission filings including its Annual Reports on Form 20-F for the year ended March 31, 2006. Air France-KLM undertakes no obligation to update or revise any forward-looking statement whether as a result of new information, future events or otherwise.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN AIR FRANCE KLM’S REGISTRATION STATEMENT ON FORM F-3 (REGISTRATION STATEMENT NO. 333-114188). AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED. TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: January 9, 2007	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations